Exhibit 1.09

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Launches First Online Game in the U.S.

CDC Games USA to Start Open Beta Test of Battle of Shadows on September 30

BEIJING, ATLANTA, Sept. 26, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that its CDC Games USA unit will launch the open beta program on September 30 for Battle of Shadows, its first free-to-play online game to be distributed in the U.S. CDC Games USA is a unit of CDC Games’ newly formed subsidiary, CDC Games International (CGI).

Battle of Shadows is the latest in several new games backed internationally by CGI. Already, CGI has sub-licensing agreements for publishing five new games with leading online games providers throughout Southeast Asia and Taiwan. In addition, CGI also has plans to publish games directly in Japan.

“We are very excited to launch our first online game in the U.S.,” said Peter Yip, CEO of CDC Games. “With our recent agreements to offer five new games for southeast Asia and Taiwan, along with the launch of Battle of Shadows in the U.S. and future plans to publish games in Japan, CDC Games is positioning itself as one of the leading global online games companies with a broad and diversified international games portfolio.”

Developed by Korea-based N-Log Inc., Battle of Shadows, known as “Darkness and Light” in the Asian online game markets, is a real-time strategy (RTS) and role playing game (RPG). In the team-based action game, a player can choose a character and fight enemies with weapons and magic skills. The goal of the game is to conquer the base camps of the opponents. The concept of Battle of Shadows is based on the final war between the power of darkness and light. The game features a Gothic setting with vampires, werewolves and other fantasy creatures. Some key technical features of the game include one-round matches from the RTS genre and character growth elements from the RPG genre; as well as enabling players to use the mouse only when playing so they are not forced to learn complicated keyboard-skills that are typical of RTS or massively multiplayer online (MMO) games.

“We believe Battle of Shadows will be a well received game in the U.S. market because it combines the appeal of an easy-to-use and quick to play online game with the depth and intensity of RPG and the fun of MMO games,” said Ron Williams, general manager of CDC Games USA. “In addition to Battle of Shadows, we have plans for several exciting new games for the U.S. and we expect the free-to-play model to grow rapidly in the coming years and exhibit the same potential for success that we have seen in China.”

Along with the recent new games being offered in southeast Asia and Taiwan, CDC Games also offers the following commercially available games in China: Yulgang, Special Force, SHAIYA, Shine Online, Mir II and Eve. Other games planned for launch include: Lord of the Rings, Stone Age 2, ChaosGem, Come on babies, Gemfighters, Redblood, Fury and others.

Players can visit: www.battleofshadows.com to register during the open beta test program. Commercial launch of Battle of Shadows is expected by the end of the year.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with over 100 million registered users. Currently, CDC Games offers six popular MMO online games in China that include: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. CDC Games Studio recent investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, and Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the success of Battle of Shadows open beta, ability of CDC Games to market Battle of Shadows, the success of Battle of Shadows in the market, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully RTS and RPG games; (c) the future growth of the online games industry in the US market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.